UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 15, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Zealand Pharma A/S or the Company, dated August 15, 2019, announcing the company’s interim report for the first half year of 2019.

Furnished as Exhibit 99.2 to this Report on Form 6-K is the Company’s slide presentation on the financial results of the Company for the first half year of 2019, referenced in the press release.

Exhibits 99.1 and 99.2 to this report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, or the Securities Act, or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

	By:	/s/ Ivan M. Møller
		Name:	Ivan M. Møller
		Title:	Interim Chief Financial Officer

Date: August 15, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated August 15, 2019

99.2	Slide Presentation on the Company’s Financial Results for the First Half of Fiscal Year 2019

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